SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. held on March 26, 2018, drawn up in summary form

1.            Date, time and venue: On March 26, 2018, starting at 11:00 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.

2.            Call and Attendance: Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messrs. Milton Seligman, Vicente Falconi Campos, Roberto Moses Thompson Motta, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Cecilia Sicupira, Alvaro Antonio Cardoso de Souza, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa.  The following members of the Fiscal Council, Messrs. James Terence Coulter Wright and José Ronaldo Vilela Rezende, have also attended the meeting.

3.             Board: Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors:

4.1          Proposal for the Allocation of Net Profits – FY 2017. To approve the submission to the Company’s shareholders in the next Ordinary General Meeting of the Company of the following proposal on the net profit allocation for the fiscal year ended on December 31, 2017:

Net Profits	R$ 7,331,968,165.59
Amount allocated to the Tax Incentives Reserve	R$ 1,552,260,808.80
Amount allocated to payment of dividends and / or interest on own capital (gross), declared based on the net profit relating to the fiscal year ended December 31, 2017(1)	R$ 4,712,417,426.89
Amount allocated to the Investments Reserve(2)	R$ 1,177,869,530.89

(1) The total amount allocated to payment of dividends and / or interest on own capital (gross) net of expired dividends was R$ 8,482,560,807.61, of which (i) 4,712,417,426.89 were declared based on the net profit relating to the fiscal year ended December 31, 2017 and (ii) R$ 3,770,143,380.72 were declared based on the balance of the investment reserved created in the previous fiscal years

(2) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$75,880,674.41; e (ii) expired dividends in the amount of R$34,698,926.57, as detailed in Exhibit A.II.

4.2          Compensation of Management and Members of the Fiscal Council - 2018. To approve the submission to the Company’s shareholders in the next Ordinary General Meeting of the following proposal on maximum limit for the overall compensation of the Company’s management and members of the Fiscal Council for the fiscal year of 2018 (i.e., between January 1st, 2018 and December 31, 2018):

- Overall compensation of the managers in the total amount of up to R$ 83,292,928.00; and

- Overall compensation of the Fiscal Council in the annual amount of up to R$ 2,041,187.00, being the compensation due to the alternates equivalent to half of the amount received by the effective members, in accordance with Law No. 6,404/76.

Forecast for 2018	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	11.00	6.00	30.00
No. of members receiving compensation	9.00	11.00	6.00	26.00
Annual fixed compensation
Salary/fees	5,976,160.00	12,142,834.	1,700,989.00	19,819,983.00
Direct and indirect benefits		939,457.00		939,457.00
Compensation for sitting oncCommittees
Other	1,195,233.00	2,428,567.00	340,198.00	3,963,998.00
Description of other fixed compensation	INSS	INSS	INSS
Variable compensation
Profit sharing
Share-based compensation, including stock options*	4,249,890.00	23,429,920.00	-	27,679,810.00
Total compensation	17,806,058.00	65,486,870.00	2,041,187.00	85,334,115.00

4.3          Merger of the Spun-off Portion of Arosuco. To approve, after examination and discussion, the terms and conditions of the draft “Protocol and Justification of the Partial Spin-off of Arosuco Aromas e Sucos Ltda. (CNPJ/MF No. 03.134.910/0001-55) (“Arosuco”) with the Merger of the Spun-off Portion into Ambev S.A.”, to be executed by and among Arosuco’s quotaholders and Ambev’s managers, which, after being certified by the Board, will be filed in the Company’s headquarters, being noted that all the members of the Board of Directors took notice of the valuation report of the net equity of Arosuco’s spun-off portion, based on its book value, prepared by APSIS Consultoria e Avaliações Ltda. (CNPJ/MF No. 08.681.365/0001-30).

4.4          Convene the Ordinary and Extraordinary General Meetings of the Company. To approve the convene of the Company's ordinary and extraordinary general meetings and to resolve on the agenda as per the Call Notice, attached hereto as Schedule I.

4.5          Capital Increase – Stock Option Plan - 2018.2 Program. As a result of the exercise, by certain beneficiaries, of options granted under the “Second Program for the year 2018 of the Company’s Stock Option Plan”, approved by the Board of Directors on March 2, 2018, within the scope of the Stock Option Plan approved at the Shareholders’ General Meeting held on July 30, 2013 (“Stock Option Plan”), to approve and homologate, pursuant to the terms of Article 6 of the Company’s Bylaws and Article 168 of Brazilian Law No. 6,404/76, the issuance of 1,193,969 new common shares, for the total issuance price of R$ 26,673,661.96, as a result of which the capital stock will increase from R$ 57,614,139,847.33 to R$ 57,640,813,509.29. As a result, the capital stock is divided into 15,718,809,388 registered common shares with no par value.

4.6          Capital Increase – Stock Option Plan - 2013.1 Program. To approve and homologate, pursuant to the terms of Article 6 of the Company’s Bylaws and Article 168 of Brazilian Law No. 6,404/76, the issuance of 3,337,923 new common shares, for the total issuance price of R$ 69,388,405.48, through the capitalization of capital surplus, as a result of which the capital stock will increase from R$ 57,640,813,509.29 to R$ 57.710.201.914,77, as a result of the exercise of options granted in accordance with the terms of the “First Program for the year 2013 of the Company’s Stock Option Plan of the Company”, approved by the Board of Directors on March 8, 2013, which has been received by the Company within the scope of the Stock Option Plan, as resolved on the Board of Director’s Meeting held on July 31, 2013. As a result, the capital stock is divided into 15,722,147,311 registered common shares with no par value.

4.7          The new shares issued pursuant to items 4.5 and 4.6 above shall participate, under equal conditions with the other shares, of all the benefits and advantages that may be declared as of the date hereof.

5.             Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, March 26, 2018.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Milton Seligman	/s/ Vicente Falconi Campos

/s/ José Heitor Attilio Gracioso	/s/ Alvaro Antonio Cardoso de Souza

/s/ Cecilia Sicupira	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano
/s/ Marcos de Barros Lisboa	/s/ Luis Felipe Pedreira Dutra Leite
/s/ Roberto Moses Thompson Motta	/s/ Letícia Rudge Barbosa Kina Secretary

SCHEDULE 1

CALL NOTICE

AMBEV S.A.

CNPJ [National Corporate Taxpayers Register] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The shareholders of Ambev S.A. (“Company”) are invited to attend the Ordinary and Extraordinary General Meetings (“AGOE”) to be held on April 27, 2018, at 2:00 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, in the City and State of São Paulo, to resolve on the following agenda:

(a)                Ordinary General Meeting:

(i)                 analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2017;

(ii)               allocation of the net profits for the fiscal year ended December 31, 2017 and ratification of the payment of interest on own capital and dividends related to the fiscal year ended on December 31, 2017, approved by the Board of Directors at meetings held on May 16, 2017, December 1st, 2017 and December 21, 2017;

(iii)             election of the members of the Company’s Fiscal Council and their respective alternates for a term in office until the Ordinary General Meeting to be held in 2019; and

(iv)             establishing the overall compensation of the management and of the members of the Fiscal Council for the fiscal year of 2018.

(b)               Extraordinary General Meeting:

(i)         examination, discussion and approval of the terms and conditions of the “Protocol and Justification of the Partial Spin-off of Arosuco Aromas e Sucos Ltda. (“Arosuco”) with the Merger of the Spun-off Portion into Ambev S.A.”, entered into by the quotaholders of Arosuco, and the managers of the Company (the “Protocol and Justification” and “Reorganization”);

(ii)                 ratification of the engagement of the specialized firm Apsis Consultoria e Avaliações Ltda. (CNPJ/MF No. 08.681.365/0001-30) to prepare the valuation report of the spun-off portion of Arosuco at book value (“Valuation Report”);

(iii)               approval of the Valuation Report;

(iv)               approval of the merger, into the Company, of the spun-off portion of Arosuco, under the terms and conditions established in the Protocol and Justification; and

(v)                 authorization to the Company’s managers to perform any and all acts necessary for the implementation of the Reorganization.

General Information:

-       The Company informs its shareholders that on March 1, 2018 the following documents were published on the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) annual management report; (ii) financial statements regarding the fiscal year ended on December 31, 2017; (iii) report of the independent accountant’s opinion; and (iv) Fiscal Council’s opinion.

-       The documents and information referred to above and those listed in CVM Ruling No. 481/09 were presented to the Comissão de Valores Mobiliários – CVM (“CVM”) by means of its Information System Empresas.Net, in accordance with Article 6th of such Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (ri.ambev.com.br), and on the websites of B3. – Brasil, Bolsa Balcão (www.bmfbovespa.com.br) and CVM (www.bmfbovespa.com.br).

-       The shareholder or its legal agent must present valid identification in order to vote at the AGOE. Proxies containing special powers for representation in the general meeting shall be deposited at the Company’s headquarters (att. Pedro de Abreu Mariani, Chief Legal Officer), at least three (3) business days prior to the date scheduled for the meetings.

-       Shareholders taking part in the B3 S.A. – Brasil, Bolsa Balcão Registered Stocks Fungible Custody that plan on attending the AGOE shall submit a statement containing their respective stock ownership, issued by qualified entity, within forty-eight (48) hours prior to the meetings.

-       To participate in the AGOE, by means of the distance voting procedure, the shareholders must send the distance voting bulletin according to the instructions provided by item 12 of the Company’s Reference Form.

São Paulo, March 27, 2018.

Victorio Carlos De Marchi

Co-Chairman of the Board of Directors

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer